MILLENNIA TEA MASTERS, INC.
                        12330 S.W. 53rd Street, Suite 712
                          FT. LAUDERDALE, FLORIDA 33330
                                  954-434-2000






                                 March 24, 2004


Securities and Exchange Commission
Washington, D.C. 20549

Re:      Millennia Tea Masters, Inc
         Form DEF-14A
         File No. 000-28985

To Whom It May Concern:

         Millennia Tea Masters, Inc. hereby withdraws its filing of the Form DEF-14A, file number 000-28985, initially filed in error with the Commission on March 22, 2004. The contents of such filing were refiled on March 24, 2004 as a PRER14A. The final version of the proxy statement was then filed on March 24, 2004 as a DEF14A. Please call the undersigned if you have any questions or need additional information.



Sincerely,


/s/ Steven Ivester
Steven Ivester,
Chairman